GOLCONDA RESOURCES LTD.
#620, 304 – 8TH Avenue S.W.,
Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (40


03029377

#82-3167

August 5, 2003

NEWS RELEASE

GOLCONDA RESOURCES Ltd.
Announces
Private Placement

SUPPL

Golconda Resources Ltd. will proceed with a non-brokered private placement of up to 1,500,000 units at a price of C$ 0.25 per unit for gross proceeds of up to C$ 375,000. Each unit consists of a common share and a non-transferable warrant. One warrant allows the subscriber to purchase a further common share of Golconda at C$ 0.35 for a period of 12 month from issuance.

The proceeds from this private placement, which is subject to regulatory approval, will be used to drill Golconda's gold properties in Nevada, USA, to further explore its properties in Canada and for working capital.

The company has a drill ready portfolio of three gold properties in Nevada, USA. In Canada Golconda is owner of three gold projects, three gold-platinum – base metal projects and it has a 51% interest in a diamond exploration project in Alaska, USA.

On behalf of Golconda Resources Ltd.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH. D.C.
152
SECTION

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax (403) 232-8650
E-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.

#82-3167

#620, 304 – 8TH Avenue S.W., Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

July 30, 2003

NEWS RELEASE

Golconda starts drilling in Alaska, receives promising results from new property near Red Lake, Ontario and issues options.

Shulin Lake, Alaska

Drilling will start immediately to test a circular topographic feature with a 1.5 km diameter. The feature could represent a volcanic centre, which is the source of the mantle derived diamond indicator minerals, which had been found in surface samples.

Previous drilling of 15 holes intersected a mixture of sandy material derived from the Alaska Range and volcanic material derived from a nearby source. Lab results showed the existence of indicator minerals in these rocks and one interval from hole #10 contained 16 micro diamonds. The drilling will try to find the source of these diamonds. Golconda has a 51% interest in the property.

Red Lake, Ontario

Golconda has staked 6 claims for a total of 1,200 ha along the southwestern extension of a structural zone, which goes through the major mines in the Red Lake area.

The Madsen Mine, which produced about 2.5 million ounces of gold, is situated approximately 5 km northeast of Golconda's claims. The Campbell and Red Lake Mines with over 20 million ounces of past production and reserves occur about 22 km to the northeast along the same trend.

Ore bodies are situated along this structure, where favourable rocks and cross structures create traps for the deposition of gold mineralization.

An initial 2-week evaluation by Golconda identified two zones of anomalous gold values on the claims. Further detailed prospecting and sampling will start soon.

The Company granted 1,375,000 options at .25 cents each of which 1,050,000 options were granted to five directors and officers. The options replace options expired on July 19, 2003. The options are issued under a new option plan adopted by the shareholders at the annual meeting. The plan supersedes and modifies the then existing plan, bringing it in line with new regulations.

The number of shares reserved for issuance under the plan is 10 % of the total and outstanding capital of the corporation. The options are subject to regulatory approval of the new options plan.

On behalf of Golconda Resources Ltd.



Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
#620, 304 – 8TH Avenue S.W., Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

July 21, 2003

NEWS RELEASE

GOLCONDA RECEIVES DRILL PERMITS FOR NEVADA GOLD PROSPECTS

Golconda Resources Ltd. has received drill permits for its 80% owned South Monitor Project and its 100% owned Monitor Flat Prospect and a drill program will commence shortly.

The South Monitor Property shows strong alteration and silicification over an area of four square kilometres (1.5 square miles).
The silicification forms prominent cliffs, ridges and plugs and is accompanied by low grade gold mineralization, which has been the main target of earlier drilling. From a total of 120 holes of which 31 were drilled by Golconda Resources Ltd., 114 holes were drilled on silicified targets.

A second – high-grade type gold mineralization is associated with potassic alteration and does not crop out. It starts below a depth of 60 m (200 ft.).
This high-grade type gold mineralization has been intersected by 7 holes only, of which 4 were drilled by Golconda Resources Ltd. Best results were obtained in a hole drilled by Amax Gold which intersected 35 feet of 0.204 oz Au/ton (6.998 g Au/tonne) overlain by 70 feet of 0.076 oz Au/ton (2.62 g Au/tonne)

In September 2002 Newmont entered into a joint venture with Midway Gold Corporation to further develop the Midway gold deposit and thereby brought attention to the Tonopah area. With over 300 holes drilled, Midway carries a drill hole map with gold intercepts on their website. It can be seen that the high-grade intercepts are aligned north west – south east following the Walker Lane Trend.
By projecting the strike direction of the Midway's high-grade zone to the southeast it became apparent that the gold mineralization associated with the potassic alteration on the South Monitor Property lies directly on the extension of the Midway high-grade structure.

One hole drilled by Golconda Resources Ltd. in 1997 entered into the potassic alteration at 250 ft. depth but had to be abandoned at 265 feet. Assay results later showed that it just entered into the gold zone with the last 5 ft. assaying 0.040 oz Au/ton (1.37 g Au/tonne). The existence and importance of the Midway structure had not been recognized at that time.
The first hole to be drilled by Golconda Resources Ltd. will twin the 1997 hole. Subsequent drill holes will initially follow this structure over a strike length of 500 m (1500 ft.).
Maps showing the Midway structure between Midway and South Monitor can be viewed on Golconda's website www.golcondaresources.com below this news release.

Drilling is also planned for the Monitor Flat prospect where only two small outcrops, representing 2.5% of this 540 acres property, pierce through the sand cover of the valley. Both outcrops show anomalous gold and associated mercury and arsenic values. With Palaeozoic sediments projected to occur at 100 to 150 feet depth, a wide spaced reconnaissance drill program will try to find sediment hosted Carlin-type gold mineralization.
The Ralston Valley Property will be drilled subsequently.

On behalf of Golconda Resources Ltd.



Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax (403) 232-8650
E-mail: golcondaresources@telus.net website: www.golcondaresources.com

#82-3167

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: _____ **Schedule A**
__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	620, 304 - 8th Avenue S.W. Calgary, Alberta T2P 1C2
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR THE QUARTER ENDED:	March 31, 2003
CONTACT E-MAIL ADDRESS:	golcondaresources@telus.net
DATE OF REPORT:	May 30, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2003
WASH. D.C.
152
SECTION

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.



Signature	**Guenter J. Liedtke** Director's Name	**2003/05/30** Date Signed



Signature	**Terry S. C. Chan** Director' Name	**2003/05/30** Date Signed

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the quarter ended March 31, 2003 is included in Note 2 and 3 to the unaudited consolidated financial statements for the first quarter ended March 31, 2003 in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in Note 5 to the unaudited consolidated financial statements to March 31, 2003 in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2003

Issue Date	Securities Type	Number Issued	Price (Cdn$)	Total Proceeds (Cdn$)	Consideration/ Type
February 21	Common	467,500	0.30	140,250	Cash/Private Placement
March 27	Common	780,000	0.30	234,000	Cash/Exercise of Warrants
		1,057,500			

(b) PARTICULARS OF OPTIONS GRANTED DURING THE QUARTER ENDED MARCH 31, 2003

NIL

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT MARCH 31, 2003

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	38,148,734	$11,188,838

Options outstanding: 2,980,000

Warrants outstanding: 887,500

A detailed summary of options and warrants outstanding is included in Note 4(c) and (d) to the unaudited consolidated financial statements in Schedule A.

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Municipality of Residence	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes in Schedule A..

DESCRIPTION OF BUSINESS

Golconda Resources Ltd. (the "Corporation"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Canada and in the United States. The Corporation has not generated operating revenues to date because the properties it currently holds are exploration stage projects.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(Additional, detailed information is included in Notes 3 and 4 to the unaudited consolidated financial statements).

During the quarter ended March 31, 2003, the Corporation completed the following non-brokered private placement of treasury shares:

- 277,500 units at the price of $0.30 per unit, for total proceeds of $83,250. Each unit consisting of one common share and one common share purchase warrant exercisable at the price of $0.35 until February 19, 2004; and

- 190,000 flow-through units at the price of $0.30 per share, for total proceeds of $57,000 paid to the Corporation in December 2002. Each unit consisting of one flow-through common share and one flow-through common share purchase warrant exercisable at the price of $0.35 per share until December 31, 2003.

The issued share certificates bear a legend restricting the transfer of the securities until February 19, 2004.

The proceeds from the placement of flow-through units will be spent on qualifying mineral exploration expenditures on the Wapawekka gold prospect in Saskatchewan prior to December 31, 2003.

On March 25, 2003, flow-through warrants for a total of 780,000 common shares were exercised at the price of $0.30 per share, for total proceeds of $234,000 to be spent on qualifying mineral exploration expenditures prior to December 31, 2003. A total of 1,000,000 flow-through warrants had been issued on March 26, 2002. The balance of 220,000 warrants have expired.

The Corporation holds varying interests in mineral exploration properties in Canada and in the United States. During the quarter ended March 31, 2003 the Corporation did not incur exploration expenditures..

On February 21, the Corporation announced the staking of an additional 67 mineral claims(RV-51 to RV-117 inclusive) in the Ralston Valley, Baxter Spring Area, in Nevada. This brings the total number of mineral claims owned by the Corporation to 117 (2340 acres). A significant drilling program is planned for 2003.

The Corporation has no investor relations arrangements.

The Corporation liabilities at March 31, 2003 were $252,095 compared to $390,950 at December 31, 2002.

To finance its projects, the Corporation is wholly dependent upon the continual support of investors through the issuance of treasury shares, and is planning to raise funds by way of a private placement of shares to finance the continuation of its exploration programs.

RESULT OF OPERATIONS

During the quarter ended March 31, 2003, the Corporation reported a consolidated loss for the period of $55,369 compared to the loss of $44,468 reported in the quarter ended March 31, 2002.

#82-3167



SEC MAIL
RECEIVED
AUG 1 2003
WASH. D.C.
152
SECTION

GOLCONDA RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
As At March 31, 2003
(Unaudited - Prepared by Management)

Consolidated Balance Sheets

(Unaudited)

	March 31, 2003	December 31, 2002
Assets		
Current		
Cash	$ 2,523	$ 55,559
Accounts receivable	1,159	3,964
Prepaid expenses	2,068	2,068
Loans receivable	1,609	-
	7,359	61,591
Mineral properties and deferred expenditures - Note 3	4,331,910	4,155,454
Capital - Note 2	5,851	5,851
Mineral reclamation deposits	46,400	46,400
	$ 4,391,520	$ 4,269,296
Liabilities		
Current		
Accounts payable and accrued liabilities	246,761	$ 318,115
Share subscriptions payable	-	17,000
Loans payable	5,000	39,483
Loan payable - Officer	334	16,352
	252,095	390,950
Shareholders' equity		
Share capital - Note 4	11,188,838	10,872,390
Deficit	(7,049,413)	(6,994,044)
	4,139,425	3,878,346
	$ 4,391,520	$ 4,269,296

Approved by the Board:


____________, **Director**
Guenter J. Liedtke


____________, **Director**
Terry S. C. Chan

GOLCONDA RESOURCES LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended	
	March 31	March 31
Cash provided by (used for):	2003	2002
Operating activities		
Loss for the period		
Net change in non-cash working capital items	$ (55,369)	$ (44,468)
Accounts receivable and accruals		
Loans receivable	2,805	2,313
Share subscriptions payable	(1,609)	
Accounts payable and accrued liabilities	(17,000)	
Loans payable	(71,354)	(158,330)
Loan payable - Officer	(34,483)	(15,294)
	(16,018)	-
	(193,028)	(215,779)
Financing activities		
Issue of shares for cash		
on private placement		
on exercise of warrants	83,250	250,000
Costs of issuing shares	234,000	-
	(802)	(6,875)
	316,448	243,125
Investing activities		
Deferred exploration expenditures		
	(176,456)	(64,517)
Decrease in cash		
	(53,036)	(37,171)
Cash (bank indebtedness), beginning of period		
	55,559	(1,715)
Cash (bank indebtedness), end of period	$ 2,523	$ (38,886)

GOLCONDA RESOURCES LTD.

Consolidated Statements of Loss and Deficit
(Unaudited)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Expenses		
General exploration	$ 1,980	$ -
Accounting and audit fees	4,325	-
Administration fees	6,522	4,700
Dues, fees memberships	299	-
Office expenses	4,470	2,096
Office rent	13,473	13,214
Salaries	17,877	20,213
Shareholders' information	1,070	-
Stock exchange fees	3,050	2,100
Transfer agent	2,303	2,145
Loss for the period	(55,369)	(44,468)
Deficit, beginning of period	6,994,044)	(6,758,808)
Deficit, end of period	$ (7,049,413)	$ (6,803,276)
Basic loss per share	$ (0.001)	$ (0.001)

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Cash provided by (used for):		
Operating activities		
Loss for the period	$ (55,369)	$ (44,468)
Net change in non-cash working capital items		
Accounts receivable and accruals	2,805	2,313
Loans receivable	(1,609)	-
Share subscriptions payable	(17,000)	-
Accounts payable and accrued liabilities	(71,354)	(158,330)
Loans payable	(34,483)	(15,294)
Loan payable - Officer	(16,018)	-
	(193,028)	(215,779)
Financing activities		
Issue of shares for cash		
on private placement	83,250	250,000
on exercise of warrants	234,000	-
Costs of issuing shares	(802)	(6,875)
	316,448	243,125
Investing activities		
Deferred exploration expenditures	(176,456)	(64,517)
Decrease in cash	(53,036)	(37,171)
Cash (bank indebtedness), beginning of period	55,559	(1,715)
(Bank indebtedness), end of period	$ 2,523	$ (38,886)

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements
March 31, 2003
(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2002.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,857	$ 2,619
Computer equipment	10,206	6,974	3,232
	$ 20,682	$ 14,831	$ 5,851

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total March 31, 2003	Total December 31, 2002
Canada				
Big Sandy	$ 45,000	$ -	$ 45,000	$ 45,000
Ennis Lake	15,174	541,314	556,488	554,261
Lone Peak	57,072	334,851	391,923	382,224
Peter Lake	201,545	234,851	436,396	432,784
Wapawekka	153,206	830,752	983,958	977,763
Wert Lake	1,873	131,194	133,067	130,367
	473,870	2,072,962	2,546,832	2,522,399
United States				
Monitor Flats	9,091	5,419	14,510	11,541
Ralston Valley	26,953	141,057	168,010	158,913
Shulin Lake, Alaska	138,210	557,663	695,873	562,994
South Monitor, Nevada	227,919	678,766	906,685	899,607
	402,173	1,382,905	1,785,078	1,633,055
	$ 876,043	$ 3,455,867	$4,331,910	$ 4,155,454

Note 4 - Share Capital

a) **Authorized**
Unlimited number of common shares of no par value

b) **Issued and outstanding**

	Number of Common Shares	Stated Value
Balance, December 31, 2002	37,091,234	$ 10,872,390
Issued for cash		
Pursuant to private placements (net of share issue costs of $802)	277,500	82,448
Pursuant to exercise of warrants	780,000	234,000
Balance, March 31, 2003	38,148,734	$ 11,188,838

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements
March 31, 2003
(Unaudited)

Note 4 - Share Capital *(Continued)*

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. The option's maximum term is three years.

A summary of the status of the stock option plan as of March 31, 2003 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of period	2,980,000	0.37
Outstanding, end of period	2,980,000	0.37

The following table summarizes information about stock options outstanding at March 31, 2003:

Exercise Price	Shares	Expiry Date
$ 0.40	950,000	July 19, 2003
$ 0.40	280,000	September 25, 2003
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 23, 2004
$ 0.35	800,000	October 17, 2005
	2,980,000	

d) Warrants

A summary of the status of the common share purchase warrants as of March 31, 2003 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued/ (Exercised)	Expired	Outstanding at March 31, 2003
$0.30	March 25, 2003	1,000,000	(780,000)	(220,000)	-
$0.35	December 31, 2003	190,000	-	-	190,000
$0.20	November 28, 2004	300,000	-	-	300,000
$0.20	December 18, 2004	120,000	-	-	120,000
$0.35	February 19, 2004	-	277,500	-	277,500
		1,610,000	(502,500)	(220,000)	887,500

Note 5 - Related Party Transactions

During the period the Company paid $14,350 for consulting and professional fees to officers and directors of the Company.

#82-3167

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: _____ **Schedule A**
__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	620, 304 - 8th Avenue S.W. Calgary, Alberta T2P 1C2
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR THE YEAR ENDED:	December 31, 2002
CONTACT E-MAIL ADDRESS:	golcondaresources@telus.net
DATE OF REPORT:	May 20, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.


SIGNATURE — **Guenter J. Liedtke** — **Date Signed (2003/05/21)**


SIGNATURE — **Terry S. C. Chan** — **Date Signed (2003/05/21)**


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH. D.C.
152
SECTION

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the financial year ended December 31, 2002 is included in Note 2 (b) and 4 to the audited consolidated financial statements in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in Note 9 to the audited consolidated financial statements in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

Issue Date	Securities Type	Number Issued	Price (Cdn$)	Total Proceeds (Cdn$)	Consideration/ Type
March 26	Common	1,000,000	0.25	250,000	Cash/P. Placement
May 24	Common	50,000	0.40	20,000	Cash/Options
June 3	Common	1,200,000	0.33	396,000	Cash/Warrants
June 6	Common	160,000	0.60	96,000	Cash/Options
July 24	Common	150,000	0.40	60,000	Cash/Options
August 14	Common	20,000	0.40	8,000	Cash/Options
September 5	Common	215,000	0.35	75,250	Cash/Warrants
October 21	Common	575,000	0.35	201,250	Cash/Warrants
November 4	Common	50,000	* 0.35	17,500	Property/Option Payment
November 6	Common	50,000	* 0.32	16,000	Property/Option Payment
December 4	Common	300,000	* 0.20	60,000	Property/ Interest
December 27	Common	120,000	* 0.20	24,000	Property/ Interest
		3,890,000			

*deemed value

(b) PARTICULARS OF OPTIONS GRANTED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

Issue Date	Number of Shares	Name of Optionee	Exercise Price(Cdn$)	Expiry Date
October 18	300,000	Robert E. Crancer	0.35	October 17, 2005
October 18	500,000	Guenter J. Liedtke	0.35	October 17, 2005
	800,000			

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT DECEMBER 31, 2002

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	36,901,234	$10,815,390

A detailed summary of options and warrants outstanding as at December 31, 2002 are included in Note 7 (c) and (d) to the audited consolidated financial statements in Schedule A.

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Municipality of Residence	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes in Schedule A..

DESCRIPTION OF BUSINESS

Golconda Resources Ltd. (the "Corporation"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Canada and in the United States. The Corporation has not generated operating revenues to date because the properties it currently holds are exploration stage projects.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(Additional, detailed information is included in Notes 3 and 4 to the audited consolidated financial statements).

Mineral Properties - Acquisitions and Agreements

The Corporation holds varying interests in mineral exploration properties in Canada and in the United States.

Canada

1) Lone Group Mineral Claims, Fort Steele Mining Division, British Columbia (54 Units - 1300 hectares)

- The Corporation's Lone Group property is subject to a 4 year option agreement with an arm's length party whereby the Corporation will acquire 90% interest in the claims by conducting $450,000 exploration work and by issuing 200,000 common shares at the deemed price of $0.35 per share by November 1st, 2004. 50,000 common shares were issued in 2001 and 50,000 were issued in 2002.

In 2001, The Corporation conducted a sampling program which showed quartz veins with high-grade gold. During the year ended December 31, 2002, the Corporation incurred $326,000 in exploration expenditures on this property, of which, $250,000 were renounced as qualifying exploration expenditures as at December 31, 2002. The 250,000 were raised through the private placement of 1,000,000 flow-through shares issued at the price of $0.25 per share with attached 1,000,000 flow-through warrants exercisable at the price of $0.30 per share for a one-year period expiring on March 25, 2003.

The Corporation conducted an 8 hole drilling programme for a total of 3200 m. The drilling results confirmed an intrusion related, base metal-gold mineralization, but no economic grades were found. The mineralization follows a northeasterly trend along which a magnetic anomaly, indicative of an intrusive body, coincides with highly anomalous gold values in soil samples. Exploration work will concentrate on mapping and sampling before deciding on a drilling program.

2) BRIL-LIN, SULLY and SULL Mineral Claims, Fort Steele Mining Division, B.C. (29 claims - 725 ha)

- On October 29, 2002 the TSX Venture Exchange (the "Exchange") accepted for filing an Option Agreement, dated September 30, 2002 between the Corporation and an Arm's length Party (the "Vendor")pursuant to which the Corporation will acquire 100% interest in the BRI-LIN, SULLY and SULL claims. In consideration the Corporation will issue 200,000 common shares at the deemed price of $0.32 per share at any time during the terms of the agreement, subject to a 2% Net Smelter Return retained by the Vendor. The first payment of 50,000 common shares was made on November 4, 2002. The Corporation is required to conduct a total of $300,000 in exploration work, $75,000 of which are required to be incurred during the first year.

The claims are adjacent and contiguous to the Lone Group mineral claims and have been acquired to test for the same geological concept of gold mineralization found in the Lone Group Claims. The Corporation plans to map and sample this area prior to deciding on a geophysical or drilling programme.

3) Saskatchewan, 100% interest in: Claims 106470, 106472 (10460 ha), Peter Lake;
Claims 106415, 106417, 166634 (7172 ha), Wapawekka;
Claims 106416, 106717, 106836 (4839 ha), Wert Lake;
Claims 106295, 106299, 106337 (13299 ha), Ennis Lake.

No exploration expenditures were incurred on these properiesy during the year ended December 31, 2002. The Corporation plans to conduct a geophysical program in 2003.

United States

1) South Monitor Claims, Nye County, Nevada - 108 unpatented mineral claims ("South Monitor Claims")

- On November 29, 2002, the Exchange accepted for filing a Partnership Interest Sale Agreement, dated November 19, 2002 between the

Corporation and an arm's length party (the "Vendor") to acquire 50% partnership interest in a Nevada general partnership which owns the South Monitor Claims. In consideration the Corporation has issued the Vendor 300,000 common shares at the deemed value of $0.20 per share and 300,000 warrants to purchase an additional 300,000 common shares at an exercise price of $0.20 for a two-year period.

- On December 19, 2002, the Exchange accepted for filing a Partnership Interest Sale Agreement dated December 5, 2002 between the Corporation and an arm's length party (the "Vendor") to acquire 60% of the Vendor's 50% partnership interest in a Nevada general partnership which owns the South Monitor Claims. In consideration, the Corporation issued to the Vendor 120,000 common shares at a deemed price of $0.20 per share and 120,000 warrants to purchase an additional 120,000 common shares at an exercise price of $0.20 per share for a two-year period.

This brings the Corporation's total interest in the Nevada general partnership to 80%.

To date the Corporation has incurred expenditures of approximately $615,000 U.S. on the property. No exploration expenditures were incurred on this property during 2002.

2) Shulin Lake, Alaska - 51% Interest in 152 Mineral Claims

During the year ended December 31, 2002, the Corporation and its joint venture partners (Shear Minerals Ltd.: 14% and Shulin Lake Mining: 35%) drilled four reverse circulation holes to a depth of 300 ft each. The drill cuttings contained indicator minerals which showed that a potential diamond-carrying pipe might be nearby. A follow up program of 11 diamond drill holes showed the same results and hole No. 10 contained a 20 ft section of sandy material with volcanic components which contained 16 micro diamonds. Subsequent work determined that a circular feature visible on a satellite photo could be the source of the micro diamonds and diamond indicator minerals found so far. A drilling program is planned for 2003 in this area. The Corporation share of the exploration cost during 2002 was $266,000. A drilling program is planned for 2003.

3) Ralston Valley, Baxter Spring Area, Nevada - 100% interest in 50 mineral claims - Claims RV-1 to RV-12 and RV-13 to RV-50

No exploration expenditures were incurred on these properties in the year ended December 31, 2002, however, the higher gold price and the strong interest of major gold mining companies in this area led to the re-evaluation of all our data and the staking of 38 claims (RV-13 to RV-50) in 2002. The Corporation plans a significant drilling program in 2003.

SUBSEQUENT EVENTS

On February 21, 2003, the Corporation announced the completion of a non-brokered private placement of 467,500 units, of which, 190,000 have attached flow-through tax benefits, at the price of $0.30 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at the price of $0.35 per share for a one-year period. The total proceeds were $140,250, of which, $57,000 will be spent on qualifying mineral exploration expenditures on the Wapawekka gold prospect in Saskatchewan prior to December 31, 2003.

On March 25, 2003, flow-through warrants for a total of 780,000 common shares were exercised at the price of $0.30 per share, for total proceeds of $234,000 to be spent on qualifying mineral exploration expenditures prior to December 31, 2003. A total of 1,000,000 flow-through warrants had been issued on March 26, 2002. The balance of 220,000 warrants have expired.

On February 21, the Corporation announced the staking of an additional 67 mineral claims(RV-51 to RV-117 inclusive) in the Ralston Valley, Baxter Spring Area, in Nevada. This brings the total number of mineral claims owned by the Corporation to 117 (2340 acres).

RESULT OF OPERATIONS

During the year ended December 31, 2002 the Corporation reported a consolidated net loss of $235,236 compared to the loss of $189,345 reported in the year ended December 31, 2001.

FINANCING ACTIVITIES

The 2002 operations were financed by private placement of treasury shares for a net total of $248,065; the exercise of options for a total of $184,000; and the exercise warrants for a total of $672,500.

It is anticipated that exploration funds in 2003 will be raised mainly by private placement of treasury shares and exercise of warrants and options..

Income tax details are included in Note 8 to the audited consolidated financial statements in Schedule "A".